

Mail Stop 3561

June 3, 2008

By Facsimile and U.S. Mail

Clive Ng
Prinicpal Financial Officer
China Broadband, Inc.
1900 Ninth Street
3rd Floor
Boulder, CO 80302

> RE: **China Broadband, Inc.**
> **File No. 0-19644**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed on April 15, 2008**

Dear Mr. Ng:

　　We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Critical Accounting Policies, page 32

1. Please revise your disclosure of critical estimates and judgments to supplement and not duplicate the summary of significant accounting policies that are already disclosed in Note 2 to the financial statements. Please carefully evaluate each policy and revise your discussion as appropriate to clarify and quantify each critical estimate and clearly identify the assumptions you used to calculate each estimate. Discuss and quantify how accurate your estimates and assumptions have been in the past and whether they are likely to change in the future. Refer to Refer to Release Nos. 33-8350 and 34-48960.

1. Organization, Description of Business and Basis of Presentation, page F-6

2. We have read your disclosure that you have purchased a 51% interest in Jinan Broadband in two payments, although we do not see where you have made the minimum disclosures required under SFAS no. 141. Revise your financial statements to comply with paragraphs 51-57 of Statement no. 141. Furthermore, provide to us your purchase price allocation with detailed explanations supporting the assigned fair values of assets acquired and liabilities assumed. In this regard, explain how fair value was determined. You may refer to paragraph A14 of Statement no. 141 for further guidance with regard to assigning value to intangible assets.

3. Explain to us how you reached the conclusion that the Cooperation Agreement entered into with Jinan Broadband provided for the acquisition of the business. Please be detailed in your response citing all accounting literature used in your analysis. We may have further comment.

4. On page three you disclose that you manage and control the operations of Jinan Broadband subject to certain oversight provisions. Please describe to us in sufficient detail the oversight provisions.

5. Please reconcile for us the initial amount paid of $2,572,125 disclosed herein to the statement of cash flows. It also appears the subsequent payment of $3.2 million occurred in March 2008, so we are unclear why your statement of cash flows indicates you paid approximately $5.7 million for the period ended December 31, 2006.

6. We noted that you assumed liabilities of China Broadband Cayman under the $325,000 principal amount of 7% convertible promissory notes *convertible at $.25 per share* into 1.3 million shares. Explain if the notes contained a beneficial conversion feature ("BCF") as described in EITF Issue no. 98-5. Provide to us

your analysis with regard to this issue. If you conclude a BCF was present, please revise the financial statements.

7. Please explain to us the amount of the expense recognized in connection with the issuance of the warrants to BCGU, LLC, Maxim Financial Corporation, and WestPark Capital, Inc for professional and consulting services, and how you calculated the fair value of the warrants. We also noted the extension of the expiration date with regard to these warrants which is considered a modification to the original award. Please be aware SAB Topic 14A indicates the methodology prescribed by SFAS no. 123R would be appropriate with regard to modifications of nonemployee awards. Please explain how you intend on accounting for the modifications to the terms of the warrants. You may also refer to EITF Issue no. 96-18 and Statement no. 123R.

2. Summary of Significant Accounting Policies, page F-8
J) Revenue Recognition, page F-10

8. Please explain if your customers prepay any amounts associated with future services, and if so, how you are accounting for such payments. Lastly, please revise your disclosure to indicate the amount of discounts, returns, or other adjustments and where such amounts were recorded in your statements of operations.

11. Subsequent Events, page F-14
Simultaneous Closing of $4,971,250 Convertible Note and Warrant Financing, issuance of Shares and Warrants, page F-15

9. Please tell us how you will account for the convertible notes and warrants issued in the January 11, 2008 placement. Please explain how fair value will be assigned to the notes and the warrants, and if a beneficial conversion feature is present within the convertible notes. Refer to EITF Issue no. 98-5 for guidance.

General

10. It appears that net assets held by your consolidated subsidiaries may be restricted in light of the risk factors disclosed on page 16 and other disclosures in the filing. Please consider the guidance in Rule 4-08(e)(3) of Regulation S-X to determine whether Schedule I is required and revise if appropriate or advise us accordingly. In performing your analysis, please consider the collective impact of all restrictions within the scope of Rule 4-08(e)(3) as they relate to each consolidated subsidiary at the balance sheet date.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to Donna DiSilvio, Review Accountant, at (202) 551-3202, or the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief Accountant